SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

STEIN MART, INC.

Name of Subject Company (Issuer)

Stein Mart, Inc.

Stratosphere Holdco, LLC

Stratosphere Merger Sub, Inc.

Kingswood Capital Management, L.P.

Kingswood Stratosphere Investor, LLC

Kingswood Intermediary I, Inc.

Kingswood Intermediary II, Inc.

Kingswood Capital Opportunities Fund I, L.P.

Kingswood Capital Opportunities Fund II, L.P.

Jay Stein

Stein Family Holdco LLC

(Names of Filing Persons (other person(s)))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

858375108

(CUSIP Number of Class of Securities)

Alex Wolf Managing Partner Kingswood Capital Management, L.P. 11777 San Vicente Blvd., Suite 650 Los Angeles, CA 90049 (424) 744-8238	D. Hunt Hawkins Chief Executive Officer Stein Mart, Inc. 1200 Riverplace Blvd. Jacksonville, FL 32207 (904) 346-1500	Jay Stein Manager Stein Family Holdco LLC 8265 Bayberry Road Jacksonville, FL 32256 (904) 739-1311

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

John Haggerty, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210-1980 Telephone: (617) 649-1411	Gardner F. Davis, Esq. John J. Wolfel, Esq. Foley & Lardner LLP One Independent Drive Jacksonville, Florida 32202-5039 Telephone: (904) 359-2000	David Zaheer, Esq. Latham & Watkins, LLP 355 South Grand Avenue Los Angeles, CA 90071-1560 Telephone: (213) 891-8045

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$28,568,804.	$3,708.

*

The maximum aggregate value was determined based upon 31,743,115 shares of Company Common Stock (including 761,569 shares of Company Common Stock subject to time vesting restricted stock units, 343,219 shares of Company Common Stock subject to time vesting restricted stock and 29,734 shares that could be issued under the Stein Mart, Inc. Employee Stock Purchase Plan prior to the completion of the merger) multiplied by $0.90 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $3,708.	Filing Party: Stein Mart, Inc.

Form or Registration No.: Schedule 14A	Date Filed: March 2, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Stein Mart, Inc. (“Stein Mart,” or the “Company”), a Florida corporation and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Stratosphere Holdco, LLC, a Delaware limited liability company (“Parent”), (iii) Stratosphere Merger Sub, Inc., a Florida corporation and an indirectly wholly-owned subsidiary of Parent (“Merger Sub”); (iv) Stein Family Holdco LLC, a Delaware limited liability company managed by Jay Stein, the Chairman of the Company’s board of directors (“Stein Family Holdco”); (v) Jay Stein, individually (together with Stein Family Holdco, collectively, the “Rollover Investor”), (vi) Kingswood Stratosphere Investor, LLC, a Delaware limited liability company (“TopCo”); (vi) Kingswood Intermediary I, Inc., a Delaware corporation (“Kingswood Intermediary I”); (viii) Kingswood Intermediary II, Inc., a Delaware corporation (“Kingswood Intermediary II”); (ix) Kingswood Capital Opportunities Fund I, L.P. , a Delaware limited partnership (“Kingswood Fund I”); (x) Kingswood Capital Opportunities Fund II, L.P., a Delaware limited partnership (“Kingswood Fund II”); and (xi) Kingswood Capital Management, L.P., a Delaware limited partnership (“Kingswood” and, together with Parent, Merger Sub, TopCo, Kingswood Intermediary I, Kingswood Intermediary II, Kingswood Fund I and Kingswood Fund II, collectively, the “Kingswood Group Filing Persons”) . The Rollover Investor and the Kingswood Group Filing Persons are collectively referred to herein as the “Acquiring Group” or the “Acquiring Group Filing Persons.”

The Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “merger agreement”), dated January 30, 2020, which provides for, among other things, the merger of Merger Sub with and into the Company (the “merger”), with the Company surviving the merger as an indirect wholly-owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company (the “Special Meeting”) at which the shareholders of the Company will consider and vote upon a proposal to adopt the merger agreement and cast an advisory (non-binding) vote to approve certain items of compensation that are based on or otherwise related to the merger and may become payable to certain named executive officers of the Company under existing agreements with the Company. The adoption of the merger agreement will require the affirmative vote of the holders of a majority of the shares of the Company Common Stock entitled to vote thereon outstanding as of the close of business on the record date for the Special Meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the merger agreement is attached as Appendix A to the preliminary Proxy Statement and is incorporated herein by reference.

Under the terms of the merger agreement, if the merger is completed, each share of Company Common Stock, other than as provided below, will be converted into the right to receive $0.90 in cash (the “per share merger consideration”), without interest and less applicable withholding taxes. The following shares of Company Common Stock will not be converted into the right to receive the per share merger consideration in connection with the merger: (i) shares of Company Common Stock held by the Company or any of its subsidiaries, (ii) shares of Company Common Stock held by Parent or any of its subsidiaries (including shares of Company Common Stock contributed by the Rollover Investor to Parent immediately prior to the effective time of the merger), and (iii) shares of Company Common Stock whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights in accordance with, and have complied in all respects with the Florida Business Corporation Act.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the adoption of the merger agreement by the Company’s shareholders. The Rollover Investor has committed to contribute, immediately prior to the effective time of the merger, all of the outstanding Company Common Stock that it owns (representing approximately 36% of the Company Common Stock outstanding as of the date of the merger agreement) to Parent in exchange for equity securities of Parent.

The board of directors formed a special committee comprised entirely of independent and disinterested directors, consisting of Richard Sisisky (Chairman), Irwin Cohen, Thomas Cole and Timothy Cost (the “Special Committee”) to consider and negotiate the terms and conditions of the merger and to recommend to the board of directors whether to pursue the merger and, if so, on what terms and conditions.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information contained in this Schedule 13E-3 and the preliminary Proxy Statement concerning the Company was supplied by the Company and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item	1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

Item	2. Subject Company Information.

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES TO THE MERGER”

(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Who is Entitled to Vote at the Special Meeting?”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

The exact title of the subject equity securities is “Stein Mart, Inc. common stock, par value $ 0.01 per share.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Markets and Market Price”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Markets and Market Price”

“SPECIAL FACTORS—Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Acquiring Group Filing Persons”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Company”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Company’s Directors and Executive Officers”

Item	3. Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Stein Mart, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING THE COMPANY”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, AND THE KINGSWOOD GROUP FILING PERSONS”

“IMPORTANT INFORMATION REGARDING THE ROLLOVER INVESTOR”

Item	4. Terms of the Transaction.

(a)(1) Tender Offers. Not Applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Acquiring Group Filing Persons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Appraisal Rights”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“THE SPECIAL MEETING—How Many Votes Are Needed to Approve Each Proposal?”

“THE MERGER AGREEMENT”

Appendix A—Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Indemnification of Directors and Officers; Directors’ and Officers’ Insurance”

“SPECIAL FACTORS—Merger Proceeds in Respect of Company Equity-Based Awards”

“THE MERGER AGREEMENT—Conversion of Securities”

“ADVISORY VOTE ON ‘MERGER-RELATED EXECUTIVE COMPENSATION’”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Appraisal Rights”

“THE SPECIAL MEETING—Rights of Shareholders Who Object to the Merger”

Appendix C—Sections 607.1301-607.1340 of the Florida Business Corporation Act

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders’

(f) Eligibility for Listing or Trading. Not Applicable.

Item	5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Conversion of Securities”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Acquiring Group Filing Persons”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Company”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Company’s Directors and Executive Officers”

“WHERE SHAREHOLDERS CAN FIND MORE INFORMATION”

Appendix A—Agreement and Plan of Merger

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Indemnification of Directors and Officers; Directors’ and Officers’ Insurance”

“SPECIAL FACTORS—Merger Proceeds in Respect of Company Equity-Based Awards”

“SPECIAL FACTORS—Voting Agreement”

“THE MERGER AGREEMENT”

“ADVISORY VOTE ON ‘MERGER-RELATED EXECUTIVE COMPENSATION’”

Appendix A—Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Merger Proceeds in Respect of Company Equity-Based Awards”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Pledge and Security Agreement”

“THE MERGER AGREEMENT”

“ADVISORY VOTE ON ‘MERGER-RELATED EXECUTIVE COMPENSATION’”

“WHERE SHAREHOLDERS CAN FIND MORE INFORMATION”

Appendix A—Agreement and Plan of Merger

Item	6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Delisting and Deregistration of Company Common Stock”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE MERGER AGREEMENT—Conversion of Securities”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Acquiring Group Filing Persons for the Merger”

“SPECIAL FACTORS—Positions of the Kingswood Group Filing Persons Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Rollover Investor Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Delisting and Deregistration of Company Common Stock”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Indemnification of Directors and Officers; Directors’ and Officers’ Insurance”

“SPECIAL FACTORS—Merger Proceeds in Respect of Company Equity-Based Awards”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Dividends”

“ADVISORY VOTE ON ‘MERGER-RELATED EXECUTIVE COMPENSATION’”

Appendix A—Agreement and Plan of Merger

Item	7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Acquiring Group Filing Persons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Opinion of PJ Solomon Securities, LLC”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Kingswood Group Filing Persons Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Rollover Investor Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Acquiring Group Filing Persons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Alternatives to the Merger”

Appendix B—Opinion of PJ Solomon Securities, LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Acquiring Group Filing Persons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Indemnification of Directors and Officers; Directors’ and Officers’ Insurance”

“SPECIAL FACTORS—Merger Proceeds in Respect of Company Equity-Based Awards”

“SPECIAL FACTORS—Delisting and Deregistration of Company Common Stock”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Appraisal Rights”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Certificate of Incorporation; Bylaws”

“THE MERGER AGREEMENT—Conversion of Securities”

“ADVISORY VOTE ON ‘MERGER-RELATED EXECUTIVE COMPENSATION’”

Appendix C—Sections 607.1301-607.1340 of the Florida Business Corporation Act

Item	8. Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of PJ Solomon Securities, LLC”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Acquiring Group Filing Persons for the Merger”

“SPECIAL FACTORS—Positions of the Kingswood Group Filing Persons Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Rollover Investor Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

Appendix B—Opinion of PJ Solomon Securities, LLC

The presentations and discussion materials dated August 22, 2019, September 20, 2019, January 20, 2020, January 22, 2020, January 27, 2020, January 29, 2020 and January 30, 2020, each prepared by PJ Solomon Securities, LLC and reviewed by the special committee of the board of directors of the Company or the board of directors of the Company, as applicable, are attached hereto as Exhibits (c)(2) – (c)(8) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Who is Entitled to Vote at the Special Meeting?”

“THE SPECIAL MEETING—How Many Votes are Needed to Approve Each Proposal?”

“THE SPECIAL MEETING—How Many Shares Must Be Present to Constitute a Quorum for the Special Meeting?”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Kingswood Group Filing Persons Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Rollover Investor Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Alternatives to the Merger”

Item	9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of PJ Solomon Securities, LLC”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“WHERE SHAREHOLDERS CAN FIND MORE INFORMATION”

Appendix B—Opinion of PJ Solomon Securities, LLC

The presentations and discussion materials dated, August 22, 2019, September 20, 2019, January 20, 2020, January 22, 2020, January 27, 2020, January 29, 2020 and January 30, 2020, each prepared by PJS and reviewed by the special committee of the board of directors of the Company or the board of directors of the Company, as applicable, are attached hereto as Exhibits (c)(2) – (c)(8) and are incorporated by reference herein.

Item	10. Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Voting Agreement”

“THE MERGER AGREEMENT—Closing and Effective Time of the Merger”

“THE MERGER AGREEMENT—Covenants of the Company”

“THE MERGER AGREEMENT—Covenants of Parent and/or Merger Sub”

“THE MERGER AGREEMENT—Certain Covenants of Each Party”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Expenses of Proxy Solicitation”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Effects of Termination; Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing of the Merger”

Item	11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Background of the Merger”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Acquiring Group Filing Persons”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Company”

“COMMON STOCK TRANSACTION INFORMATION—Transactions by the Company’s Directors and Executive Officers”

“THE MERGER AGREEMENT”

Appendix A—Agreement and Plan of Merger

Item	12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreement”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Acquiring Group Filing Persons for the Merger”

“SPECIAL FACTORS—Positions of the Kingswood Group Filing Persons Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Rollover Investor Regarding the Fairness of the Merger”

Item	13. Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Selected Historical Financial Information”

“WHERE SHAREHOLDERS CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item	14. Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Expenses of Proxy Solicitation”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “MERGER-RELATED EXECUTIVE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Expenses of Proxy Solicitation”

Item	15. Additional Information.

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“ADVISORY VOTE ON ‘MERGER-RELATED EXECUTIVE COMPENSATION’”

(c) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item	16. Exhibits.

(a), (b), (c), (d), (f), (g). The list of exhibits filed as part of this Schedule 13E-3 is submitted in the Exhibit Index and is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEIN MART, INC.

	By:	/s/ D. Hunt Hawkins
	Name:	D. Hunt Hawkins
	Title:	Chief Executive Officer
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATOSPHERE HOLDCO, LLC

By: Kingswood Stratosphere Investor, LLC, its sole member
By: Kingswood Capital Management, L.P., its manager

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	Managing Partner
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATOSPHERE MERGER SUB, INC.

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	President
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD CAPITAL MANAGEMENT, L.P.

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	Managing Partner
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD STRATOSPHERE INVESTOR, LLC

By: Kingswood Capital Management, L.P., its manager

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	Managing Partner
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD INTERMEDIARY I, INC.

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	President
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD INTERMEDIARY II, INC.

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	President
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD CAPITAL OPPORTUNITIES FUND I, L.P.

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	Partner
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD CAPITAL OPPORTUNITIES FUND II, L.P.

	By:	/s/ Alex Wolf
	Name:	Alex Wolf
	Title:	Partner
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jay Stein
	Name:	Jay Stein
Dated: March 2, 2020

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEIN FAMILY HOLDCO LLC

	By:	/s/ Jay Stein
Name: Jay Stein
Title: Manager
Dated: March 2, 2020

EXHIBIT INDEX

(a)(2)(i) Preliminary Proxy Statement of Stein Mart, Inc. (included in the Schedule 14A filed on March 2, 2020, and incorporated herein by reference) (the “Preliminary Proxy Statement”).

(a)(2)(ii) Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(5) Press release issued by Stein Mart, Inc., dated January 31, 2020 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 31, 2020, and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated as of January  30, 2020, by and between Pathlight Capital LP, Stratosphere Merger Sub, Inc. and Stratosphere Holdco, LLC.

(b)(2) Debt Commitment Letter, dated as of January 30, 2020, by and between Wells Fargo Bank, National Association, Stratosphere Merger Sub, Inc. and Stratosphere Holdco, LLC.

(c)(1) Opinion of PJ SOLOMON, dated January  30, 2020 (included as Appendix B to the Preliminary Proxy Statement, and incorporated herein by reference).

(c)(2) Project Stratosphere Update, dated August 22, 2019, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(3) August Update, dated September  20, 2019, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(4) Special Committee Discussion Materials, dated January 20, 2020, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(5) Discussion Materials, dated January  22, 2020, of PJ SOLOMON to Lisa Galanti and Burton M. Transky of the Board of Directors of the Company and Richard L. Sisisky of the Special Committee of the Board of Directors of the Company.

(c)(6) Discussion Materials, dated January 27, 2020, of PJ SOLOMON to the Board of Directors of the Company.

(c)(7) Discussion Materials, dated January  29, 2020, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company.

(c)(8) Discussion Materials, dated January 30, 2020, of PJ SOLOMON to the Board of Directors of the Company.

(d)(1) Agreement and Plan of Merger, dated as of January 30, 2020, by and among Stratosphere Holdco, LLC, Stratosphere Merger Sub, Inc. and Stein Mart, Inc. (included as Appendix A to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(2) Equity Rollover Agreement, dated as of January  30, 2020, by and between Stein Family Holdco LLC and Stratosphere Holdco, LLC.

(d)(3) Equity Commitment Letter, dated as of January 30, 2020, by and among Stratosphere Holdco, LLC, Stratosphere Investor, LLC, Kingswood Capital Opportunities Fund I, L.P. and Kingswood Capital Opportunities Fund II, L.P.

(d)(4) Voting Agreement, dated as of January  30, 2020, by and among Stratosphere Holdco, LLC and Stein Family Holdco LLC (included as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed on January  31, 2020, and incorporated herein by reference).

(d)(5) Limited Guarantee, dated as of January  30, 2020, by Kingswood Capital Opportunities Fund I, L.P. and Kingswood Capital Opportunities Fund I-A, L.P. in favor of Stein Mart, Inc.

(f) Sections 607.1301-607.1340 of the Florida Business Corporation Act (included as Appendix C to the Preliminary Proxy Statement, and incorporated herein by reference).

(g) None.